Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

January 29, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Immediate Supplementary Report - Legal Structural Change of Bezeq Group - Partnerships of Subsidiaries

Tel Aviv, Israel – January 29, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (the “Company”) provided an update today to the Company’s Immediate Report dated February 14, 2019 and Section 1.1.4 of the chapter on the Description of the Company’s Operations in the Company’s 2018 Annual Report and the update to that section in the Company’s Q3 2019 Quarterly Report, concerning the application of each of the Company’s subsidiaries, Pelephone Communications Ltd, Bezeq International Ltd and DBS Satellite Services (1998) Ltd (the “Subsidiaries”) to receive approval from the Israeli Ministry of Communications for a change in the corporate structure whereby the entire operations and assets of each of the Subsidiaries would be transferred to a separate limited partnership wholly owned by the Company (the “Application”).

The Company received a letter from the Israeli Ministry of Communications that at this time it was not possible to approve the Application. This was for the following reasons, among others, which the Company believes are mistaken:

There is no room to take interim decisions that might impact the issue of structural separation in the Bezeq Group and to change the existing range of incentives, while the issue of the obligation of structural separation applied to the Group is currently being examined by a special team at the Ministry of Communications. As part of its examination, a broad range of alternatives are being assessed— from cancellation of the obligation of separation, to strengthening the separation.  In addition, in the Ministry’s opinion, the proposed change is a material change in the Bezeq Group’s operations and not a technical change of the corporate structure.

As noted by the Company, nothing in the Company’s Application (and in the Ministry’s current response) represents a change in the Company’s position concerning cancellation of the structural separation (see section 1.7.2.1 in the Description of the Company’s Operations in the Company’s 2018 Annual Report and the update to that section in the Q3 2019 Quarterly Report). The Company will consider its steps in respect of the Ministry’s letter.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.